TEXAS STOCK EXCHANGE

4550 Travis Street, Suite 650
Dallas, TX 75205
txse.com | 214.814.1196

September 16, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Ultimus Managers Trust
Issuer CIK:	0001545440
Issuer File Number:	001-40781
Form Type:	8-A12B
Form 8-A Filing Date:	August 10, 2026

Texas Stock Exchange LLC certifies its approval for listing and registration of the following security under the Securities Exchange Act of 1934:

Westwood Salient Enhanced Power & Infrastructure ETF

Sincerely,

Benjamin Sawyer
Head of Issuer Oversight
Texas Stock Exchange LLC